Exhibit T3A.12

COPY

Approved by the Resolution of the Sole Member

dated 25 December 2009

CHARTER

OF THE

LIMITED LIABILITY COMPANY

“The Trading House “Russian Alcohol”

(new version)

Moscow

2009

Charter of OOO “The Trading House “Russian Alcohol”

ARTICLE 1.	GENERAL PROVISIONS

1.1.	Limited Liability Company “The Trading House “Russian Alcohol” (the “Company”) has been established under the Civil Code of the Russian Federation, Federal Law On Limited Liability Companies No. 14-FZ dated 08/02/1998 (the “Law”) and its operations are governed by the mentioned laws, other applicable law and this Charter.

1.2.	The Company has been established for an indefinite term.

ARTICLE 2.	NAME, LOCATION, BRANCHES AND REPRESENTATIVE OFFICES OF THE COMPANY

2.1.	The full corporate name of the Company is:

in Russian:

Abbreviated corporate name of the Company:

OOO

2.2.	Name of the Company in English: Limited Liability Company “The Trading House “Russian Alcohol”

2.3.	Location of the Company: 3 Krasnaya Sosna st., Moscow, 129337, Russian Federation.

The location of the Company is determined by the place of its state registration.

2.3.	The Company may establish branches and open representative offices in and outside the Russian Federation under applicable law, including legislation of foreign states whose territory accommodates such branches and representative offices unless otherwise provided for by international treaties of the Russian Federation.

ARTICLE 3.	OBJECTIVES AND ACTIVITIES OF THE COMPANY

3.1.	The principal objective of the Company is to derive profits from production, commercial, investment and other activities which are not prohibited by applicable law in the Russian Federation and overseas, including from: (a) production and trade of alcoholic beverages (including bulk purchase, storage and supply, and retail trade) and other excisable goods, foodstuffs, non-alcoholic beverages, consumer goods, and industrial goods, (b) trading and purchasing activity, including wholesale and retail, and commission trade, which includes trade in foodstuffs, alcoholic beverages and tobacco products, rendering of warehouse services, (c) establishment and management of retail and wholesale alcoholic beverage sales networks, (d) organization and operation of production of food products and foodstuffs, (e) establishment and operation of public catering enterprises, (f) transport and forwarding services, cargo carriage, repair and maintenance of transport, operation of motor vehicles and parkings,

Charter of OOO “The Trading House “Russian Alcohol”

(g) rendering of consumer services to population, (h) technical, repair, warranty and after-sales services relating to production, industrial and domestic equipment, (i) scientific and technical, design and information research and development, (j) intermediary, marketing (including licences grants relating to trademarks and trade names use), innovation, engineering, consulting, information and advertising services, management and other services, (k) organization and holding of trade exhibitions, auctions, seminars, etc., (l) obtaining investments and investment of funds in enterprises engaged in the production and sale of alcoholic and other beverages, and in other enterprises in the Russian Federation and abroad, (m) management of such enterprises both by using own resources and in cooperation with third parties, (n) organization of efficient distribution of products produced by the invested enterprises, and from other related activities;

3.2.	The Company may engage in any activities to achieve the above mentioned objectives within the limits established by applicable law and subject to obtaining all necessary licenses or permits, including:

3.2.1.	acquire, own, use and dispose of any immovable property (including, without limitation, land plots, buildings and structures) and movable property (including securities and participation interest in business companies), and property rights;

3.2.2.	carry out investment activity of any kind and in any form as permitted by law of the Russian Federation;

3.2.3.	carry out production activity of whatsoever nature, including development of new sites (including their construction) of movable and immovable property, their maintenance, repair and service;

3.2.4.	carry out trading activity, including import and export operations, wholesale and retail trade;

3.2.5.	carry out any other activities as may be necessary and desirable for accomplishment of the Company’s objectives.

ARTICLE 4.	LEGAL STATUS OF THE COMPANY

4.1.	The Company is a legal entity established in the form of a limited liability company under the laws of the Russian Federation. The Company keep accounts, has bank accounts and may on its behalf enter into contracts, acquire property and personal non-property rights, assume and perform obligations, sue and be sued in courts, commercial courts and arbitration tribunals in the Russian Federation and overseas. The Company may have subsidiary and dependent business entities vested with rights of a legal entity both in the Russian Federation and abroad.

4.2.	The Company acquires its rights as a legal entity from the moment of its state registration.

4.3.	The Company is liable for its obligations only to the extent of the value of its property and is not liable for obligations of its Members. Other than provided for by law, the Members are not liable for obligations of the Company and bear the risk of losses associated with the Company’s activities to the extent of the value of their interests in the Charter Capital of the Company.

Charter of OOO “The Trading House “Russian Alcohol”

Company Members who have not paid for their Interests in full are jointly and severally liable for its obligations to the extent of the value of the unpaid part of their Interests in the Company’s Charter Capital.

4.4.	The Company has a round seal the specimen of which is approved by the General Director of the Company (the “General Director”). The Company’s seal shall indicate the location and full corporate name of the Company in Russian. The Company’s seal may also contain its full or abbreviated name in English.

The Company may have stamps and letterheads bearing its corporate name, and may have its own logo, as well as a duly registered trademark and other means of identification.

4.5.	The Company shall register and/or notify the competent registration authorities of any amendments to the Company’s Charter in accordance with the procedure and within the period prescribed by applicable law.

ARTICLE 5.	COMPANY MEMBERS (“MEMBERS”)

5.1.	Both individuals and legal entities may be Members of the Company. State and local government bodies may not be Company Members unless otherwise provided for by federal law. The number of Company Members shall not be more than fifty.

5.2.	The information on the number and nominal value of the Interest of each Company Member is subject to inclusion in the unified state register of legal entities pursuant to the federal law on the state registration of legal entities. Upon foundation of the Company the information on the nominal value of the Interests of the Company Members is determined on the basis of the provisions of the Company’s foundation agreement or its sole founder’s resolution, including if such interests have not been paid for in full and are subject to payment in the manner and within the term prescribed by the Law.

5.3.	The Company maintains a register of Company Members to record information about each Company Member, size of his Interest in the Company’s Charter Capital and its payment, as well as about the size of Interest held by the Company and the dates of their transfer to or acquisition by the Company. The Company shall maintain and keep the register of Company Members from the time of state registration of the Company as required by the Law.

5.4.	Admission of new Members to the Company (Members of the Company are hereinafter referred to as the “Members”), withdrawal and expulsion of Members from the Company, as well as transfer of Member’s Interest or part thereof to another Member or to third parties shall be made in accordance with applicable law and this Charter.

Charter of OOO “The Trading House “Russian Alcohol”

ARTICLE 6.	CHARTER CAPITAL. MEMBERS’ INTERESTS IN THE COMPANY’S CHARTER CAPITAL

6.1.	The Charter Capital is comprised of the nominal values of its Members’ Interests. The size of the Member’s Interest in the Charter Capital is expressed in percentage.

6.2.	The Charter Capital of the Company (the “Charter Capital”) constitutes 10,000,000 (ten million one hundred thousand) roubles.

6.3.	At the time of state registration of the new version of the Company’s Charter, the Company’s Charter Capital was paid up by 100% by the Members.

6.4.	Additional contributions to the Charter Capital may be made in Russian roubles and in a foreign currency, and/or in kind in the form of construction materials, machinery and equipment, buildings, structures, motor vehicles and other property, securities, rights to use land, water and other natural resources, buildings, structures, machinery and equipment, as well as other property rights, including intellectual property rights and other rights, having a monetary value to the extent to which it is permitted by law.

6.5.	The monetary value of additional in-kind contributions to the Charter Capital is subject to approval by the decision of the General Meeting of Members of the Company (the “General Meeting”) to be passed by all Company Members unanimously. The monetary value of any such in-kind contributions is determined on the basis of the market value of the property being contributed. Where it is required by applicable law, the monetary value of additional in-kind contributions is determined by an independent valuer.

6.6.	Contributions to the Charter Capital which are expressed or evaluated in a foreign currency shall be recorded in the Company’s accounts books in roubles at the official exchange rate of the Central Bank of the Russian Federation as of the date of the contribution.

6.7.	The Charter Capital may be increased by using: (i) own assets of the Company, (ii) additional contributions of its Members, and/or (iii) contributions of third parties being admitted to the Company. The decision to increase the Charter Capital by using additional contributions of its Members is made by the General Meeting by at least two-thirds’ majority vote of the total number of votes held by the Members. The decision to increase the Charter Capital based on the Member’s application (Members’ applications) for making an additional contribution, and/or based on the third party’s application (third parties’ applications) for its admission to the Company and for making a contribution shall be adopted by the General Meeting unanimously. The increase of the Charter Capital may be put to vote provided that all previous contributions to the Charter Capital have been paid up in full.

6.8.	If the Charter Capital is increased by using own assets of the Company, the nominal value of the Interests of all Members is increased pro rata, without changing percentage value of the Members’ Interests.

6.9.	If the Charter Capital is increased by using additional contributions by all Members, the General Meeting shall determine the total value of the additional contributions as well as the unified ratio for all Members, between the value of the Member’s additional contribution and the amount by which the nominal value of his Interest will be increased. The increase of the nominal value shall not exceed the value of the additional contributions.

Charter of OOO “The Trading House “Russian Alcohol”

6.10.	Each Member is entitled to make an additional contribution to the Charter Capital within 2 (two) months after the date when the General Meeting made the decision under Article 6.9 above (or a longer term which may be approved by the General Meeting). Each Member’s Interest in the additional contribution shall not exceed such Member’s Interest in the Charter Capital before increasing the Charter Capital.

6.11.	The General Meeting shall make an additional decision approving the results of the Charter Capital increase and the respective amendments to be made to the Company’s Charter within 1 (one) month after expiration of the period of making additional contribution as specified in Article 6.10 above. The nominal value of the Interest of each Member who made additional contribution shall be increased in the propart determined pursuant to Article 6.9 above.

6.12.	The General Meeting may make a unanimous decision to increase the Charter Capital on application by one or more Members, or on application by one or more third parties who wish to become Members. Such application shall contain the size and composition of the expected contribution, procedure for and term of making such contribution, as well as the Interest which the Member or a third party wishes to acquire in the Charter Capital. The application may also contain additional terms and conditions in respect of the contribution and participation in the Company.

6.13.	Simultaneously with the decision under Article 6.11 above to increase the Charter Capital, the General Meeting shall make a unanimous decision to make the respective amendments to the Company’s Charter, increase the Interest of one or more Members, and, if necessary, to make the decision to change the distribution of the Interests in the Company. The nominal value of the Interest being transferred to the respective Member or third party shall not exceed the value of the respective contribution to the Charter Capital.

6.14.	Additional contributions by Company Members and contributions by third parties shall be made not later than within six months from the date when the General Meeting of Members made the decisions specified in Articles 6.12. and 6.13.

6.15.	The application for state registration of the amendments, reflecting Charter Capital increase to the Company’s Charter signed by the General Director of the Company, and other documents for state registration in connection with increasing the Company’s Charter Capital, increasing the nominal value of the Interests of the Company Members who have made additional contributions, admission of third parties to the Company, determination of the nominal value and size of their Interests and, if necessary, in connection with changing the Company Members’ Interests, as well as documents confirming that the Company Members or third parties have made their additional contributions or contributions in full shall be submitted to the authority in charge of state registration of legal entities within one month from the date of passing the decision provided for by Article 6.13 hereof or from the date of making additional contributions by the Company Members or third parties.

The application shall confirm that the Company Members or third parties have made their additional contributions or contributions in full. During three years from the time of state registration of the respective amendments to the Company’s Charter, the Company Members are jointly and severally liable for their obligations to the extent of the value of the additional contributions which have not been made, should the Company’s assets be insufficient.

6.16.	Should the terms specified in Articles 6.10, 6.11, 6.14 and 6.15 be breached, the respective increase in the Charter Capital shall be deemed as if it did not take place. In such case, the contributions made earlier to the Charter Capital in connection with such increase shall be returned within reasonable period of time to the respective Members and third parties who participated in the Charter Capital increase.

Charter of OOO “The Trading House “Russian Alcohol”

6.17.	The Charter Capital may be decreased by the decision of the General Meeting which shall be adopted unanimously by all Members provided that Charter Capital decrease is only possible after giving notice to all creditors of the Company thereof and upon performance of other actions required by applicable law.

6.18.	If the value of the Company’s net assets proves to be less than the Charter Capital at the end of the second year after the registration of the Company and each subsequent financial year, the Company shall declare the Charter Capital decrease and have such decrease registered in accordance with the established procedure. Should the net assets value be less than the minimum Charter Capital established by law, the Company shall be subject to liquidation. The Company is obliged to decrease its Charter Capital in all other cases where such decrease is required by applicable law.

6.19.	The documents relating to state registration of amendments being made to the Charter in connection with the Company’s Charter Capital decrease and change of the nominal value of the Members’ Interests shall be submitted to the authority in charge of state registration of legal entities within one month from the date of the latest notice relating to decrease of the Company’s Charter Capital and its new size sent to creditors.

For third parties such amendments shall be effective from the date of state registration.

6.20.	To the extent provided for by applicable law, the Company or its Members shall be exempt from customs duties and VAT in connection with imported property being contributed in kind to the Charter Capital (including in respect of Charter Capital increase).

ARTICLE 7.	RIGHTS AND OBLIGATIONS OF COMPANY MEMBERS

7.1.	Each Member has the right to participate in management of the Company through participating and voting at the General Meeting of Members. The number of votes owned by each Member is propartate to his Interest in the Charter Capital.

7.2.	Each Member has the right to receive from the Company any information related to the Company’s activities. A Member is entitled at all times to familiarize himself with the Company’s Charter, as well as with accounts books and internal regulatory documents of the Company. The Company shall send such information, and copies of the Charter, accounting reporting documents and internal regulatory documents of the Company to a Member free of charge within 3 (three) days upon receipt of the request from the Member.

7.3.	Each Member has the right to receive a share of profits during distribution of the Company’s profits, declared by the General Meeting from time to time, and a share in the Company’s assets in the event of liquidation of the Company (after satisfying creditors’ claims pursuant to applicable law) in propart to such Member’s Interest in the Charter Capital.

7.4.	Subject to provisions of Russian applicable law, each Member is entitled at all times to sell or otherwise dispose of his Interest in the Charter Capital or a part thereof to another Company Member with the consent of the other Members.

Charter of OOO “The Trading House “Russian Alcohol”

7.5.	In addition to the rights provided for in Article 7.4 hereof, each Member is entitled at all times to sell or otherwise transfer his Interest or a part thereof to any third party under Article 16 of the Charter.

7.6.	Each Member shall pay for his Interest in the Charter Capital in the manner, scope and within the period prescribed by this Charter and in accordance with decisions of the General Meeting that have been made pursuant to this Charter. Should a Member fails to make a full contribution to the Charter Capital within a specified period, it will incur accrual of interest on the unpaid part of the contribution at the rate established by decision of the General Meeting.

7.7.	A Member may withdraw at all times from the Company by disposing of his Interest to the Company in the manner established by Article 17 hereof. The Member may request acquisition of the Interest by the Company in the cases provided for by the Law.

Withdrawal of a Member from the Company as a result of which the Company has no Member is prohibited.

7.8.	Each Member is obliged to make contributions to the Company’s assets by the decision of the General Meeting which has been passed by all Members unanimously.

7.9.	Each Member is obliged not to disclose confidential information about activity of the Company.

7.10.	A Company Member may pledge his Interest or a part thereof in the Company’s Charter Capital in favor of another Company Member or, subject to consent of the General Meeting of Members, of a third party. The decision of the General Meeting of Members in respect of the consent to pledge the Interest or a part thereof in the Company’s Charter Capital owned by the Company Member is passed by a majority vote of all Company Members. The vote of the Company Member intending to pledge his Interest or a part thereof shall not be counted for the purposes of such voting.

ARTICLE 8.	GOVERNANCE OF THE COMPANY

8.1.	The General Meeting of Members (the “General Meeting”) and the sole executive body of the Company, the General Director or through the Managing company (the “Manager”), shall manage the Company. The status of and procedure for conduct of the General Meeting and the Sole Executive Body are described below.

ARTICLE 9.	GENERAL MEETING

9.1.	The General Meeting is a supreme body of the Company. The General Meeting may be ordinary which is held annually for approval of the Company’s annual activity results and extraordinary which is held in the cases provided for by this Charter, as well as in other cases if interests of the Company and its Members require holding such General Meeting.

9.2.	The ordinary General Meeting, at which the Company’s annual results are approved, shall be held once a year not earlier than on 1 March and no later than on 30 April each year. The Annual General Meeting is convened by the sole executive body.

Charter of OOO “The Trading House “Russian Alcohol”

It shall be held at the location of the Company unless the sole executive body decides otherwise.

9.3.	The extraordinary General Meeting is convened by the General Director at his initiative or on request by: (a) the auditor, or (b) Members having in aggregate at least one tenth of the total number of votes of the Company Members.

9.4.	The General Director shall give a notice of the General Meeting to each Member not later than 30 (thirty) days before the date of the meeting. The notice shall contain: (a) a complete list of issues on the agenda; and (b) the time and place of the meeting.

The notice of the General Meeting is sent to the Members by mail or courier service, or delivered personally against signature.

The notice of the General Meeting may also be sent by electronic means securing authenticity of transmitted and received messages and their documentary acknowledgement of the receipt.

9.5.	Should the procedure for convening the General Meeting as established by Article 9.4 be not observed, such General Meeting is deemed, nevertheless, to be quorate if all Members take part in it.

9.6.	Members attending the meeting shall register prior to the time set for opening of the General Meeting. If the registration continues at the time of the opening, the meeting is not opened until all those who were present at the time fixed for the opening of the General Meeting have registered to attend the General Meeting. The Members shall elect Chairman and Secretary of the General Meeting from among themselves by a simple majority vote. The voting at the General Meeting is held in accordance with the procedure established by Article 7.1 of this Charter.

9.7.	The General Meeting shall have a quorum for making decisions on issues tabled on the agenda if it has registered and is attended in person by the Members who hold more than fifty percent of all votes held by the Members, or through their authorized representatives. If decisions on all issues of the agenda are made by a majority vote, the quorum requires the presence of the Members having in aggregate the least required number of votes necessary for making such decisions. Members’ representatives attending the General Meeting shall produce documents confirming their authority.

9.8.	If there is no quorum by the time fixed for the opening of the General Meeting (including extended time for the registration under Article 9.6 above), such General Meeting shall be convened again within a period established by the Chairman of the General Meeting but not exceeding 10 (ten) days, subject to provisions specified in Article 9.2 hereof. A written notice specifying a new date of the meeting shall be immediately sent to the absent Members. Only issues on the initial agenda may be decided at the newly convened meeting. The Members are required to register before the opening of the newly convened meeting. The newly convened meeting shall elect Chairman and Secretary of the General Meeting under Article 9.6 of this Charter and determine if the meeting has a quorum. If there is no quorum, the General Meeting shall not be further convened again with the original agenda, but a new General Meeting may be convened in accordance with the established procedure.

9.9.	The General Meeting that has a quorum may be postponed by a period of not more than 30 (thirty) days, subject to terms specified in Article 9.2 hereof, without prejudice to any decisions that have been adopted earlier at such meeting prior to its postponement. A written notice of a new date, place and time of the postponed General Meeting shall be immediately sent to the Members in abcence. Only issues listed in the original agenda which were left undecided may be decided at the resumed General Meeting.

Charter of OOO “The Trading House “Russian Alcohol”

9.10.	The General Director shall organize taking minutes of each General Meeting, and the minutes shall be signed by the Chairman of the General Meeting. Copies of the minutes which have been certified by the General Director are sent to the Members within 10 (ten) days after issuing the minutes of the General Meeting.

9.11.	The Company is entitled, by decision of the General Meeting, to compensate the Members or their representatives for expenses associated with their participation in the General Meetings.

9.12.	A decision of the General Meeting may be passed without holding the meeting (joint attendance by the Members) but by absentee voting (by way of a poll). Such voting may be held by exchanging documents by mail, telegraph, fax, teletype, telephone, e-mail or other communication means which secure the authenticity of transmitted and received messages and their documentary acknowledgement of the receipt. Decisions to approve annual reports and annual balance sheets (Article 10.1.3 (ii) of the Charter) shall not be adopted by absentee voting. The absentee voting procedure is defined by the Company’s internal document.

ARTICLE 10.	POWERS OF GENERAL MEETING

10.1	The following issues shall fall within the authority of the General Meeting:

10.1.1	Issues requiring unanimous resolution by all Members:

(i)	reorganization and liquidation of the Company; appointment of the liquidation commission and approval of liquidation balance sheets;

(ii)	decrease of the Charter Capital;

(iii)	increase of the Charter Capital upon application(-s) by the Member(-s) making additional contribution, and (or) application(-s) by the third party (third parties) for becoming a member of the Company and making a contribution;

(iv)	approval of monetary valuation of in-kind contributions to the Charter Capital made by the Members and the third parties becoming members of the Company;

(v)	passing the resolution on allocation of the Company-owned Interests among all Members in proportion to their Interests in the Charter Capital, or on their disposal to all or some Members, or third parties;

(vi)	providing the Member(-s) with additional rights and/or charging additional duties in addition to the rights and duties stipulated by the Law (“Additional Rights and/or Duties”), and making the respective changes and amendments in the Charter;

(vii)	termination/limitation of Additional Rights and/or Duties, and making the respective changes and amendments in the Charter;

(viii)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for exercise of pre-emptive right to purchase of the Interest or a part of the Interest in the Charter Capital disposed by any of the Members not in propart to the number of the Members’ Interests;

Charter of OOO “The Trading House “Russian Alcohol”

(xi)	passing the resolution on the payment to creditors of the Member, the Interest of which in the Charter Capital is being enforced, of the real cost of such Interest in accordance with applicable laws;

(x)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which stipulate making additional contributions to the Company’s property pursuant to Article 27 of the Law;

(xi)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for allocation of profit among the Members not in proportion to the number of the Members’ Interests in the Charter Capital;

(xii)	making amendments in, or exclusions from the Charter, and also changing the provisions included therein, which prescribe the procedure for determination of the number of the Members’ votes not in propart to the number of the Members’ Interests in the Charter Capital;

(xiii)	determination of the Members’ responsibility for failure to make contributions to the Company;

(xiv)	other issues which require unanimity in accordance with applicable laws.

10.1.2	Issues requiring resolution by not less than two thirds of all Members’ votes:

(i)	making changes and amendments in the Charter, and also approval of the Charter in a new version (except for the Charter amendments made in accordance with article 10.1.1 above);

(ii)	increase in the Company Charter Capital through the Company’s assets or making additional contributions by the Members;

(iii)	establishment of branches and opening of representative offices of the Company, and their liquidation;

(iv)	passing the resolutions on making additional contributions to the Company’s property;

(v)	resolution on the approval of transactions in making of which there is a related-party interest (as they are defined by the Law), except for the cases when the payment amount under such transaction or the cost of property being the subject of such transaction exceeds two per cent of the cost of the Company’s property as evaluated on the basis of accounting statement data for the last reporting period;

(vi)	resolution on the approval by the Company of major transactions related to acquisition, disposal or possibility to dispose by the Company, directly or indirectly, of the property the cost of which exceeds 50 per cent of the Company’s property;

(vii)	other issues which require consent of not less than two thirds of all Members in accordance with applicable laws.

10.1.3	Issues requiring resolution by simple majority of Members’ votes:

(i)	determination of guidelines in the Company’s activity, and also passing resolution on participation in associations and other unions of commercial organizations;

Charter of OOO “The Trading House “Russian Alcohol”

(ii)	approval of annual reports and accounting balance sheets;

(iii)	passing the resolution on distribution of the Company’s net profit among the Company’s Members;

(iv)	issuance of bonds and other securities by the Company; determination of the terms of their issuance;

(v)	setting an audit, approval of the Company’s auditor and estimation of payment for his services;

(vi)	resolutions related to establishment of the Company’s funds (including a reserve fund) and contributions thereto;

(vii)	appointment and termination of the General Director’s powers, and resolution of all issues related to the terms of his employment and remuneration, and also passing the resolution on delegation of powers from the General Director to Manager, approval of such Manager and the terms of agreement with him;

(viii)	approval of the Company’s internal documents;

(ix)	giving a consent for pledging by the Member of his Interest in the Charter Capital to another Member or third party;

(x)	filing a claim in court by the Company seeking for recovery of losses inflicted to the Company by actions of the General Director, and for invalidation of major transaction;

(xi)	resolution on recovery of expenses from the Company’s funds for arranging, convening and holding of the Extraordinary General Meeting in accordance with Article 35(4) of the Law.

(xii)	Granting and raising by the Company of loans, credit facilities, and granting payment extension in respect of the amount exceeding 25,000,000 (twenty five million) roubles;

(xiii)	Granting of loans to the Company’s employees or third parties, and also a pledge, mortgage and other encumbrances held by the Company on the basis of the right of ownership or other rights, granting sureties on behalf of the Company;

(xiv)	Approval, as advised by the General Director, and termination of powers of the Deputies General Director and the Company’s Chief Accountant, resolution of all issues related to their remuneration and terms of their employment;

(xv)	Approval, as advised by the General Director, of all business-plans, cost estimates, annual balance sheets, annual accounting and financial statements of the Company;

(xvi)	Approval of investments and other expenses of the Company in the amount exceeding 25,000,000 (twenty five million) roubles;

Charter of OOO “The Trading House “Russian Alcohol”

(xvii)	Conclusion, termination or change by the Company of any employment agreement as a result of which the amount of payments to an employee shall exceed the amount established in the Company’s staffing table approved by the General Meeting;

(xviii)	Subject to the provisions of Article 10.1.2(vi) above, passing the resolutions on the approval of transaction or transactions related to acquisition, disposal or potential disposal by the Company, directly or indirectly, of the property the cost of which exceeds 25,000,000 (twenty five million) roubles per transaction within a financial year or per several interrelated transactions within a financial year with the same counterparty;

(xix)	Establishment or liquidation of subsidiary and dependent legal entities of the Company, and acquisition or sale of shares, stakes or other interests in other legal entities;

(xx)	Use of voting rights or other interests in managing the legal entities, both represented by shares, stakes in the charter (share, etc) capital of such legal entities, in ownership, use and/or disposal by the Company, and provided to the Company under any contracts and agreements;

(xxi)	Approval of transactions in making of which there is a related-party interest (as they are defined by the Law), except for the cases when the payment amount under such transaction or the cost of property being the subject of such transaction is up to two per cent of the cost of the Company’s property as evaluated on the basis of accounting statement data for the last reporting period;

(xxii)	Passing the resolution on making by the Company of a bill transaction, including concerning the issuance by the Company of bills, making direct endorsements, sureties, payments thereunder, without regard to their amount;

(xxiii)	Passing the resolution on making by the Company of any transaction with respect to acquisition, disposal, encumbrance or providing third parties with rights to the following items of intellectual property: inventions of useful model, industrial prototype, trademark, service mark, name of place of origin, brand name, know-how, innovation proposal;

(xxiv)	any other issues which may fallen within the competence of the General Meeting pursuant to applicable laws and this Charter.

ARTICLE 11.	GENERAL DIRECTOR

11.1	The General Director, as the Company’s sole executive body, shall manage day-to-day operations of the Company. The General Director is appointed by the General Meeting for a five-year period, and may be re-appointed for a new term(-s) by resolution of the General Meeting.

Charter of OOO “The Trading House “Russian Alcohol”

Powers of the General Director may, at any time, be terminated by a resolution of the General Meeting.

11.2	The General Director shall act within the limits and in accordance with this Charter, resolutions passed by the General Meeting, and applicable laws.

11.3	The General Director shall be accountable to, and under control of the General Meeting, and shall be responsible to it for the results of the Company’s activities and the performance of the functions vested on him, and shall submit regular reports and recommendations to the General Meeting, upon its request.

11.4	The General Director must act in the interests of the Company, is obliged to exercise his rights and duties with regard to the Company in good faith and on reasonable grounds, and shall not engage in activities that could affect the performance of his duties to the Company or compete with the Company’s activity.

11.5	For the time of absence of the General Director, his competence shall be transferred in full to his deputy according to the respective order of the General Director or resolution of the General Meeting.

11.6	The Company is entitled to delegate, under agreement, the powers of the General Director to Manager. If the powers of the sole executive body are delegated to the Manager, the Company may exercise civil rights and undertake civil obligations through the Manager acting pursuant to the federal laws, other regulations of the Russian Federation and the Charter.

12.	COMPETENCE OF GENERAL DIRECTOR

12.1	The General Director shall manage day-to-day operations of the Company, and represent the Company without power of attorney in relationship with any third parties within his powers as defined herein and resolutions passed by the General Meeting. Subject to these restrictions, General Director may negotiate, conclude agreements on behalf of the Company, and control their execution, and hire, promote, control and dismiss the Company’s employees, issue powers of attorney (with or without power of substitution) for performing actions on behalf of the Company, and exercise any other powers except for powers falling within the ambit of the General Meeting under this Charter and applicable laws.

12.2	The General Director shall be responsible for preparation of all business plans, cost estimates, annual balance sheets, annual accounting and financial statements, and also annual company statement, and shall submit these plans, cost estimates, balance sheets and statements for approval by the General Meeting.

12.3	Pursuant to applicable laws and to the extent not falling within the competence of the General Meeting, General Director shall exercise the following powers:

12.3.1	to maintain control over, and dispose of the Company’s property, including its monetary funds;

12.3.2	to conclude agreements on behalf of the Company and ensure their execution;

12.3.3	to pass the resolutions on entering into any transaction related to acquisition, disposal of or potential disposal of by the Company, directly or indirectly, the property the cost of which does not exceed 25,000,000 (twenty five million) roubles per transaction within a financial year or per several interrelated transactions within a financial year with the same counterparty;

Charter of OOO “The Trading House “Russian Alcohol”

12.3.4	to develop the Company’s personnel policy, submit it for approval of the General Meeting, and ensure its implementation after approval;

12.3.5	to hire and dismiss employees of the Company, conclude employment agreements;

12.3.6	to submit recommendations to the General Meeting concerning remuneration of the Company’s external auditor;

12.3.7	to approve the Company’s policy concerning the assignment of duties and the preparation of job descriptions for the Company’s employees;

12.3.8	to pass resolutions and issue orders regarding the current issues related to internal activity of the Company;

12.3.9	to open, control transactions and to close banking accounts on behalf of the Company in accordance with applicable laws;

12.3.10	to prepare necessary materials and proposals for consideration by the General Meeting, and to ensure implementation of resolutions of the General Meeting;

12.3.11	to represent the Company in relations with governmental bodies and agencies;

12.3.12	to ensure the compliance with applicable laws by the Company;

12.3.13	to appoint the deputies General Director and chief accountant, subject to their preliminary approval by the General Meeting, and to distribute duties between them;

12.3.14	to approve instructive materials and regulations on the Company’s structure and subdivisions (except for branches and representative offices);

12.3.15	to approve the Company’s staffing table;

12.3.16	to approve regulations regarding the form and system of payment for labour, internal regulations and other documents governing the Company’s day-to-day operations;

12.3.17	to approve the rules for record management, statements and control over the performance discipline;

12.3.18	to pass resolutions on all other issues concerning the Company’s day-to-day operations which are necessary for achieving its goals and do not fall within the competence of the General Meeting.

ARTICLE 13.	FINANCIAL STATEMENT AND ACCOUNTING

13.1	The Company’s financial year is a calendar year (from January 1 till December 31)

Charter of OOO “The Trading House “Russian Alcohol”

13.2	Financial documentation, statistical, accounting and periodic financial statements of the Company are drawn up and, as required, submitted to the competent governmental bodies and to the General Meeting in accordance with the Charter and the accounting rules established by applicable laws. In addition, if required by the General Meeting, periodic financial statements shall be drawn up pursuant to generally accepted international accounting principles and accounting practice.

13.3	The Company may engage an external auditor for conducting annual audit of accounting balance sheets and financial statements of the Company and for the other purposes which may be determined by the General Meeting or be required pursuant to applicable laws.

ARTICLE 14.	PROCEDURE FOR ALLOCATION OF PROFIT AMONG MEMBERS OF COMPANY

14.1	Under resolution of the General Meeting, the Company’s net profit remaining after payment of all taxes, may be paid to the Members, wholly or partly, on a yearly, half-yearly or quarterly basis according to their Interests in the Company.

14.2	Profit may be allocated in cash and cash equivalents, in the form of securities or commodities, and may be paid by the Company or its authorized agent.

14.3	The amount of profit being allocated in such a manner does not include appropriate withholding taxes. The Company or its authorized agent deducts all withholding taxes within the limits, as provided for by applicable laws, before payment of profit to each Member.

ARTICLE 15.	RESERVE FUND

15.1	The Company may create a reserve or other funds in the form and in the amount provided for by the respective resolution of the General Meeting.

ARTICLE 16.	ASSIGNMENT OF SHARE IN COMPANY

16.1	Each Member is entitled to sell, or otherwise dispose of its Interest or a part of the Interest in the Company’s Charter Capital in favour of another Member (or Members) on the terms agreed between such Members. Whereby, consent of other Members of the Company is required for making such transaction.

16.2	Disposal of the Interest or a part of the Interest by any Member of the Company in favour of third parties by any means except for sale is permitted only with the consent of all other Members of the Company.

Whereby, such consent is deemed to be obtained provided that all Members of the Company, within thirty days since the receipt by the Company of the respective application or offer, have submitted written statements concerning the consent for disposal of the Interest or a part of the Interest, or within the specified term, have not submitted written statements concerning the failure to give consent for disposal of the Interest or a part of the Interest.

Charter of OOO “The Trading House “Russian Alcohol”

16.3	The Company’s Members shall have a pre-emptive right to purchase the Interest or a part of the Interest of the Company’s Member at the price offered to a third party;

The Company’s Members are entitled to use a pre-emptive right to purchase part or the whole of an Interest in the Company’s Charter Capital proposed for sale. Whereby, the remaining Interest or a part of the Interest may be sold to third party after a partial disposal of the said right by the Members at the price and on the terms which were disclosed to the Company and its Members.

The Company’s Members may be offered the possibility to acquire the Interest or a part of the Interest not in propart to the number of their Interests.

16.4	Sale or disposal of the Interest or a part of the Interest in the Company’s Charter Capital to third parties is permitted subject to compliance with the requirements provided for the Charter and applicable laws of the Russian Federation.

16.5	When selling the Interest or a part of the Interest in violation of pre-emptive rights, any Member or Members of the Company is entitled, within three months from the time when the Company’s Member or Members knew or should have known of such violation, to seek for transfer of purchaser’s rights and duties to them by judicial means.

16.6	It is not permitted to surrender the said pre-emptive rights concerning the purchase of the Interest or a part of the Interest in the Company’s Charter Capital.

16.7	The Company’s Member intending to sell its Interest or a part of the Interest to third party must notify the remaining Members of the Company in writing, and the Company itself, by sending the offer, through the Company for its account, addressed to these parties with specification of the price and information about third party intending to purchase the Interest of the respective Member, and other terms of sale. The offer concerning the sale of the Interest or a part of the Interest is deemed to be received by all Members of the Company at the time of its receipt by the Company. The offer is deemed to be unreceived, if within a term not later than the date of its receipt by the Company, the Member of the Company did not receive the notice of its withdrawal.

Withdrawal of the offer for the sale of the Interest or a part of the Interest after its receipt is permitted with the consent of all Members of the Company only.

16.8	The Company’s Members and the Company are entitled to use a pre-emptive right to purchase the Interest or a part of the Interest within thirty days (or a longer period) from the date of the receipt of offer by the Company.

16.9	If within 30 (thirty) days from the date of the receipt of offer by the Company, the Company’s Members and the Company do not use a pre-emptive right to purchase the Interest or a part of the Interest offered for sale, including those which arise as a result of the use of pre-emptive right to purchase the whole Interest or not whole part of the Interest, or the waiver of particular Members of the Company and the Company of pre-emptive right to purchase the Interest or a part of the Interest, the remaining Interests may be sold to a third party at the price which is not less than that one fixed in the offer for the Company’s Members and the Company, and on the terms which were disclosed to the Company and its Members.

16.10	A pre-emptive right to purchase the Interest or a part of the Interest in the Company’s Charter Capital possessed by the Member and the Company is terminated on the day of:

•	submission of written application for waiver of this pre-emptive right in accordance with the procedure specified in this clause;

•	expiry of the period of use of this pre-emptive right.

Applications from the Company’s Members for waiver of pre-emptive right to purchase the Interest or a part of the Interest must be received by the Company before the expiry of exercise of this pre-emptive right as stipulated in accordance with Article 16.8 hereof.

Charter of OOO “The Trading House “Russian Alcohol”

16.11	The Company does not have a pre-emptive right, in relation of third parties, to purchase the whole or part of an Interest acquired by other Members.

16.12	The Interest of the Company’s Member may be disposed only to the extent that has been paid.

16.13	Transfer of the Interest in the Company’s Charter Capital in favour of citizens’ successors and legal entities’ assignees being the Company’s Members, and transfer of the Interest owned by a liquidated legal entity, its Members having proprietary rights to its property or rights of obligation with regard to this legal entity, are permitted with the consent of the remaining Members of the Company only.

16.14	Transaction aimed at the disposal of the Interest or a part of the Interest is subject to compulsory notarial certification except for the cases specified in Articles 23, 24, clause 2 of Article 26 of the Federal law “On Limited Liability Companies”.

16.15	The acquirer of the Interest or a part of the Interest receives all rights and duties of the Company’s Member which were arose before the assignment of the said Interest or a part of the Interest except for rights and duties stipulated by p.2, clause 2, Article 8 and p.2, clause 2, Article 9 of the Federal law “On Limited Liability Companies”.

16.16	The Company is not entitled to acquire the Interests or parts of the Interests in its Charter Capital except for the cases as stipulated by the law.

16.17	In the case of refusal by the Members to give consent for disposal (except for sale) of the Interest or a part of the Interest, the Company, after the receipt of written request from the Member intending to dispose the Interest or a part of the Interest, is obliged to acquire the respective Interest. Such acquisition is deemed to have taken place on the date of the receipt by the Company of the respective request. In return, the Company is obliged to pay the Member the real cost of its Interest determined according to the Company’s accounting statement for the last reporting period preceding the date of request, or subject to a written consent of the Member to provide the Member with property in kind, the market value of which corresponds to the cost of his Interest. The real cost of the Interest is equal to such part of the cost of the Company’s net assets which corresponds to the Interest in the Charter Capital in per cent. Payment of monetary funds or assignment of property is made within 3 (three) months since the assignment of the Interest to the Company.

ARTICLE 17.	WITHDRAWAL OF MEMBER FROM COMPANY

17.1	The Member has a right to withdraw from the Company by means of disposing of the Interest to the Company at any time, without consent of other Members.

Withdrawal of the Company’s Members from the Company, as a result of which no Member remains in the Company, and also withdrawal of the sole Company’s Member from the Company are not permitted.

Charter of OOO “The Trading House “Russian Alcohol”

17.2	In order to withdraw from the Company, the Member submits a written application to the Company’s General Director who must immediately notify all remaining Members of the Company of it. The Interest or a part of the Interest of the withdrawing Member is transferred to the Company since the time of submission of the above-mentioned application. In this case, the Company is obliged to pay the Member the real cost of his Interest in the Company’s Charter Capital in money terms or, upon the consent of such Member, gives him the property at the same cost in kind. If the Member has not paid its contribution to the Charter Capital in full, the real cost of a part of his Interest in propart to the paid part of the Interest shall be paid to him.

17.3	For the purposes of Article 17.2 hereof, the real cost of the Member’s Interest is calculated on the basis of the Company’s accounting statement data for the last reporting period preceding the date of submission of application for withdrawal from the Company, as specified in Article 17.2 hereof. The real cost is paid for the account of difference between the cost of the Company’s net assets and the size of the Charter Capital. If such difference is insufficient for payment to the Member who submitted the application for withdrawal from the Company, the latter must decrease its Charter Capital in accordance with the procedure specified by this Charter and applicable laws. The real cost should be paid to the Member within 3 (three) months since the date of occurrence of the respective obligation.

17.4	In the case if the Member uses his right to withdraw from the Company, as specified in this Article 17 hereof, the Member has a right to convert the real cost of his Interest into foreign currency at his option, and to repatriate it to the banking account abroad, acting in accordance with the Russian laws on currency regulation and control at all times.

17.5	The Member withdrawing from the Company is not discharged from his obligations as for making contribution to the Company’s property in the case when such circumstances occurred before the submission of application, as stipulated by Article 17.2 hereof.

ARTICLE 18.	REORGANIZATION AND LIQUIDATION OF COMPANY

18.1	In case of reorganization of the Company, the General Meeting shall approve deed of assignment and separation balance sheet, and afterwards, to notify the Company’s creditors of its reorganization.

18.2	Reorganization of the Company may be performed in the form of merger, consolidation, split-off, spin-off and/or reorganization in any form provided for by applicable laws.

18.3	The Company may be liquidated in case of adoption of resolution by the General Meeting being passed unanimously by all Members (voluntary liquidation), or as a result of delivery of final decision by competent court (liquidation upon court decision).

18.4	The General Meeting must immediately send a written notice about the resolution passed by it to liquidate the Company or a copy of court decision concerning liquidation of the Company to governmental body or bodies performing a state registration of legal entities (“the Authorized Body”).

18.5	Liquidation of the Company entails its termination without transfer of rights and duties to other persons according to the procedure of succession.

18.6	Resolution of the General Meeting regarding a voluntary liquidation of the Company and appointment of the liquidation commission is passed at the suggestion of the General Director or the Member.

Charter of OOO “The Trading House “Russian Alcohol”

18.7	When liquidating the Company, the General Meeting appoints, upon the consent with the Authorized Body, the liquidation commission.

18.8	The liquidation commission, since the time of its appointment, receives all powers for the Company management. The liquidation commission, on behalf of the Company, appears before the court.

18.9	The liquidation commission posts the publication on the Company’s liquidation and on the procedure and the terms for filing claims by its creditors in the printed media. This timframe may not be less than two months since the time of publication.

18.10	The liquidation commission takes steps in order to determine creditors and obtain accounts receivable, and also notifies creditors of the Company’s liquidation in writing.

18.11	Upon completion of the term for filing claims of creditors, the liquidation commission draws up the interim balance sheet containing the data on the composition of the Company’s property, the list of filed claims and the results of their consideration. Interim balance sheet is approved by the General meeting and agreed with the Authorized Body.

18.12	If the monetary funds available by the Company are not sufficient to satisfy creditors’ claims, the liquidation commission sells the Company’s property by public sale according to the procedure established for enforcement of court decisions.

18.13	Payment of monetary amounts to creditors is made by the liquidation commission in the order of priority as established by the Civil Code of the Russian Federation.

18.14	Upon completion of settlements with creditors, the liquidation commission draws up the liquidation balance sheet approved by the General Members Meeting and agreed with the Authorized Body.

18.15	The Company’s property remaining after settlement of creditors’ claims is transferred to its Members in propart to their Interests in the Company’s Charter Capital.

18.16	The Company’s liquidation is deemed to be completed, and the Company – as have been liquidated after making an entry into the Uniform State Register of Legal Entities.

18.17	Upon the Company’s liquidation, the documents being subject to maintenance for an indefinite term, shall be kept in the archives as determined by appropriate registration bodies. The documents not related to the Company’s employees (for example, resolutions concerning appointment to a post, personal files, etc.) shall be kept in the archive of that administrative district on the territory of which the Company is located. Transfer and sorting of documents is performed for the Company’s account in accordance with requirements of state archive bodies.

ARTICLE 19.	MAINTENANCE OF COMPANY’S DOCUMENTS AND DISCLOSURE

19.1

The General Director ensures the maintenance by the Company of originals (or notarized copies) of the following documents of the Company: (i) Memorandum of Association, the Company’s Charter, changes and amendments thereto registered in due course, resolutions on establishment of the Company and the Company’s state registration certificates; (ii) the documents proving the Company’s rights to the property being on its books; (iii) the Company’s internal documents approved by the General Meeting and the

Charter of OOO “The Trading House “Russian Alcohol”

General Director; (iv) regulations on the Company’s branches and representative offices; (v) the documents related to the issue of bonds and other issuing securities; (vi) annual financial statements; (vii) accounting documents; (viii) consolidated funds statements submitted to the respective bodies; (ix) minutes of the General Meetings, orders of the General Director and other documents signed by him; (x) the list of the Company’s affiliates with specification of the Interest in the Company (if any) owned by each such affiliate; (xi) report of the Company’s external auditor and state and municipal financial control bodies; (xii) the documents related to the Company’s staff, and (xiii) other documents, the maintenance of which is provided for by applicable laws.

19.2	The Members have right to obtain information on the Company within reasonable time and in the manner established by Article 7.2 hereof.

19.3	In the cases when it is required by applicable laws, and to the extent that it is stipulated by it, the Company shall publish reports about its activity, accounting balance sheets and other information.

Bound, numbered and sealed 21 (twenty one) sheets.

The General Director

OOO “The Trading House “Russian Alcohol”

[signature]

Yablokov Yevgeny Vladimirovich

Stamp here

[seal: [illegible]

Inter-District Federal Tax Agency’s Inspectorate No. [illegible]

for the city of Moscow

TRUE COPY

Name of registration body

The entry has been made into the Uniform State Register of Legal Entities on 27 JAN 2010

OGRN 1047796690611

GRN 6107746048778

Date of registration [illegible]

Original document is maintained at the registration body

ZHUGANINA M.N.

[signature]

[seal: Coat-of-Arms of Russia *

FEDERAL TAX AGENCY OF RUSSIA *

FEDERAL TAX SERVICE

ADMINISTRATION FOR THE

MOSCOW REGION * [illegible]

[seal: Coat-of-Arms of Russia *

FEDERAL TAX AGENCY OF RUSSIA *

FEDERAL TAX SERVICE

ADMINISTRATION FOR THE

MOSCOW REGION * [illegible]

[stamp: INTER-DISCTRICT FEDERAL

TAX AGENCY INSPECTORATE

27 JAN 2010

[illegible]

[stamp: bound, numbered and sealed 22 sheets.